August 28, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant

Re:	United Breweries Company, Inc.
Form 20-F for the fiscal year ended December 31, 2012
File No. 001-14906

On behalf of United Breweries Company, Inc. (Compañía Cervecerías Unidas S.A., or the “Company”), we are filing electronically on EDGAR for review by the Staff of the Securities and Exchange Commission (the “SEC”), the Company’s responses to the comments of the SEC’s Staff relating to portions of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-14906) (the “Form 20-F”) contained in your letter to the Company dated August 16, 2013 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

All references in the Company’s response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 20-F.

Form 20-F for the Year Ended December 31, 2012

1.	We note that the measure “Operating Result” presented under this section and on page 71 does not appear to be an IFRS measure or a subtotal in your consolidated statement of income presented under the guidance at paragraph 85 of IAS 1. Please confirm, in the future filings, you will provide disclosures required by Item 10(e) of Regulation S-K. Please provide us with a draft of your planned disclosures.

The Staff’s comment is duly noted. In future filings, the Company confirms it will provide disclosures required by Item 10(e) of Regulation S-K.

The revised disclosure, which will be included in “Item 5: Operating and Financial Review and Prospects—OPERATING RESULT” of all future filings, is provided below:

Operating Result is a non-IFRS financial measure, as it is a subtotal in our Consolidated Statement of Income. A non-IFRS financial measure does not have a standardized meaning prescribed by either IFRS or U.S. GAAP. For management purposes, Operating Result is defined as earnings before other gains (losses), net financial expense, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes.

Our management believes that disclosure of Operating Result provides useful information to investors and financial analysts in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the beverage industry, but it may not be comparable to similar titled indicators used by other companies. Operating Result is not a substitute for IFRS measures of earnings.

The following is a reconciliation of our gains (losses) from operational activities, the most directly comparable IFRS measure to Operating Result for the years ended December 31, 2008, 2009, 2010, 2011, 2012.

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
	(millions of CLP)
Gain (losses) from operational activities(1)	125,554	134,868	163,236	195,828	176,710
Add (Subtract):
Results Derivative Contracts	2,352	2,845	1,048	(2,459)	4,030
Marketable Securities to Fair Value	233	(322)	(392)	227	(92)
Other	(4,149)	(9)	(1)	(778)	540
Exceptional Items (EI)(2)	—	—	(6,791)	(12,905)	—
Operating Result before EI	123,990	137,382	157,100	179,913	181,188
Exceptional Items (EI)(2)	—	—	6,791	12,905	—
Operating Result(3)	123,990	137,382	163,891	192,818	181,188

(1)

Gains (losses) from operational activities is a subtotal incorporated in our Consolidated Statement of Income due to a requirement of the Superintendencia de Valores y Seguros de Chile (“SVS”) in 2012.

(2)

2010 EI corresponds to the result of the sale of land in Peru, while the 2011 EI corresponds to the insurance compensation we received in connection with the earthquake in Chile and restructuring charges related to our cider business in Argentina.

(3)	After Exceptional Items.

2.	We note that cost of sales, cost of sales as a percentage of net sales, and marketing and selling, distribution and administrative expenses fluctuated over the fiscal years under all of your business segments. Please provide us with, and confirm in future filings you will revise, your discussion of segment results for each period presented to describe and quantify underlying material activities that generate cost of sales variances between periods. Please ensure to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Refer to Item 5 of Form 20-F, SEC Release No. 33-8350 and FRR 501.04.

The Staff’s comment is duly noted. In future filings, the Company confirms it will revise its discussion of segment results for each period presented to describe and quantify underlying material activities that generate cost of sales variances between periods.

Similar revised disclosure which will be included in future filings as appropriate is provided below:

FISCAL YEAR ENDED DECEMBER 31, 2012 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2011

[...]

Cost of sales

Our Cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, license fees, bottle breakage and costs of operating and maintaining plants and equipment. Our Cost of sales in 2012 was CLP 493,087 million compared to CLP 447,862 million in 2011, a 10.1% increase from 2011. However, as a percentage of net sales, Cost of sales decreased to 45.8% in 2012 from 46.2% in 2011. Our Cost of sales for our main operational segments during 2012 is described below:

Beer Chile: The Cost of sales for our Chilean beer segment increased 6.7% to CLP 130,587 million in 2012, from CLP 122,417 million in 2011, primarily due to an increase in raw material costs of CLP 5,733 million as a consequence of higher one-way packaging related to changes in our sales mix, which has a greater than average cost of sales, and higher depreciation costs of CLP 2,862 million. Consequently, Cost of sales as a percentage of net sales increased to 40.7% in 2012 from 39.1% in 2011 because the 1.3% increase of sales prices was more than offset by the increase in cost of sales.

CCU Argentina: The Cost of sales for our Argentine segment increased 7.1% to CLP 97,711 million in 2012, from CLP 91,237 million in 2011, primarily due to higher production costs, which increased CLP 4,581 million from 2011, mainly as a result of higher personnel cost of CLP 3,493 million as a consequence of higher salaries due to the inflationary pressures, as well as higher raw material costs of CLP 1,893 million. However, Cost of sales, as a percentage of net sales decreased from 41.3% in 2011 to 38.9% in 2012 because our sales prices increased by 28.6%, which was higher than the increase in cost of sales.

Non-alcoholic beverages: The Cost of sales for our non-alcoholic beverage segment increased 12.3% to CLP 138,906 million in 2012, from CLP 123,713 million in 2011 mainly due to higher sales volumes of 16.5% from 6,990,455 hectoliters in 2011 to 8,146,929 hectoliters in 2012, partially offset by a 3.7% decrease in unit cost of sales to CLP 17,050 per hectoliter due to lower costs in raw materials such as sugar and resin. Consequently, cost of sales as a percentage of net sales decreased from 49.8% in 2011 to 47.5% in 2012, primarily because our sales prices increased 2.0%.

Wine: The Cost of sales for our wine segment increased 6.4% to CLP95,635 million in 2012, from CLP89,850 million in 2011, mainly due to higher raw material costs of CLP 5,973 million primarily caused by a higher price for grapes. Cost of sales, as a percentage of net sales, decreased from 64.9% in 2011 to 63.9% in 2012 because the 3.3% increase in sales prices was more than offset by the increase in cost of sales.

Spirits: The Cost of sales for our spirits segment increased 33.3% to CLP 38,865 million in 2012, from CLP 29,153 million in 2011, primarily due to higher production costs, which increased CLP 9,010 million, mainly as a result of higher distribution costs for our new Pernod Ricard products. Consequently, Cost of sales as a percentage of net sales increased from 57.2% in 2011 to 61.2% in 2012, primarily as a result of the 8.6% increase in sales price, which was partially offset by the increase in cost of sales.

[...]

Marketing and Selling, Distribution and Administrative Expenses

Our marketing and selling, distribution and administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, maintenance, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses. Our MSD&A increased 16.1% to CLP 405,243 million in 2012, from CLP 349,007 million in 2011. As a percentage of net sales, our MSD&A increased to 37.7% in 2012 from 36.0% in 2011. The MSD&A performance of each business segment during 2012 is described below:

Beer Chile: The MSD&A of our Chilean beer segment increased 8.6% to CLP 105,513 million in 2012, from CLP 97,196 million in 2011. The increase in MSD&A was primarily attributable to higher distribution costs of CLP 5,938 million, primarily due to higher real salaries caused by improving employment conditions in Chile and a CLP 2,612 million increase in marketing expenses to support new product arrivals. As a percentage of net sales, our MSD&A increased to 32.9% in 2012 from 31.1% in 2011.

CCU Argentina: The MSD&A of our Argentine segment increased 24.9% to CLP 125,400 million in 2012, from CLP100,413 million in 2011. The increase in MSD&A was primarily due to higher distribution costs of CLP 15,268 million, higher marketing expenses of CLP 2,701, higher selling commissions of CLP 1,503 million, higher personnel expenses of CLP 1,698 million, higher revenue tax of CLP 2,191 million and higher other third party services of CLP 1,014 million, all related to inflationary pressures. As a percentage of net sales, our MSD&A increased to 50.0% in 2012 from 45.5% in 2011.

Non-alcoholic beverages: The MSD&A of our Non-alcoholic beverage segment increased 21.4% to CLP 107,667 million in 2012, from CLP 88,698 million in 2011. This increase was primarily due to higher distribution costs of CLP 15,015 million due to higher sales volumes and higher wages caused by increased competition for low-skilled labor and to a lesser extent higher marketing expenses of CLP 2,131 million to support our brand portfolio with additional advertising and publicity. As a percentage of net sales, our MSD&A for this segment increased to 36.9% in 2012 from 35.7% in 2011.

Wine: The MSD&A of our wine segment increased 7.3% to CLP43,175 million in 2012, from CLP 40,242 million in 2011. This increase in MSD&A was primarily related to higher distribution costs of CLP 840 million and higher marketing expenses of CLP 1,443 million, caused by an increase in support for our brand portfolio with additional advertising and publicity. As a percentage of net sales, our MSD&A for this segment decreased slightly to 28.9% in 2012 from 29.1% in 2011.

Spirits: The MSD&A of our spirits segment increased 18.8% to CLP18,516 million in 2012, from CLP 15,592 million in 2011. This increase in MSD&A was primarily due to higher distribution costs of CLP 1,140 million and an increase in other expenses related to higher sales, such as higher marketing costs of CLP 708 million and higher selling costs of CLP 662 million. As a percentage of net sales, our MSD&A for this segment decreased to 29.1% in 2012 from 30.6% in 2011.

[...]

FISCAL YEAR ENDED DECEMBER 31, 2011 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2010

[...]

Cost of sales

Our Cost of sales in 2011 was CLP 447,862 million compared to CLP 381,545 million in 2010, a 17.4% increase from 2010. As a percentage of net sales, our Cost of sales was 46.2% in 2011 and 45.5% in 2010. Our Cost of sales for each business segment during 2011 is described below:

Beer Chile: The Cost of sales for our Chilean beer segment increased 7.6% to CLP 122,417 million in 2011, from CLP 113,816 million in 2010, primarily due to higher raw materials cost of CLP 6,151 million, higher one-way packaging related to changes in our sales mix, and higher costs of energy of CLP 2,658 million, partially offset by a stronger Chilean currency. Cost of sales as a percentage of net sales decreased to 39.1% in 2011 from 39.5% in 2010 because we were able to increase prices by 4.3%, which more than offset the cost increase.

CCU Argentina: The Cost of sales for our Argentine segment increased 37.1% to CLP 91,237 million in 2011, from CLP 66,543 million in 2010, mainly due to higher raw material costs of CLP 16,963 million and higher production costs, which increased CLP 7,731 million from 2010, as a result of higher personnel costs of CLP 4,432 million, which was caused by inflationary pressures. Cost of sales as a percentage of net sales decreased from 42.6% in 2010 to 41.3% in 2011, primarily as a result of higher average sales prices.

Non-alcoholic beverages: The Cost of sales for our non-alcoholic beverage segment increased 16.3% to CLP 123,713 million in 2011, from CLP 106,398 million in 2010 due to a higher cost for raw material such as sugar and fruit concentrates of CLP 13,427 million and higher production costs, which increased CLP 3,888 million from 2010 primarily due to higher costs for energy of CLP 1,570 million. Cost of sales as a percentage of net sales increased from 47.6% in 2010 to 49.8% in 2011, primarily as a result of a 16.3% increase in cost of sales, which was partially offset by a 4.8% increase in sales price.

Wine: The Cost of sales for our wine segment increased 7.1% to CLP 89,850 million in 2011, from CLP 83,876 million in 2010. This increase was primarily as a result of higher raw material costs of CLP 5,857 million in 2011, primarily due to the scarcity created by a colder than usual spring causing a poor vintage. Therefore, cost of sales as a percentage of net sales increased from 63.4% in 2010 to 64.9% in 2011, primarily as a result of a 7.1% increase in cost of sales, which was partially offset by a 5.1% increase in sales price.

Spirits: The Cost of sales for our spirits segment increased 28.9% to CLP 29,153 million in 2011, from CLP 22,622 million in 2010 as a result of an increase in the cost of raw materials of CLP 5,712 million driven by a higher percentage of premium brands in our sales mix, which has a greater than average cost of sales. Cost of sales as a percentage of net sales increased from 52.3% in 2010 to 57.2% in 2011, primarily as a result of a 28.9% increase in cost of sales, which was partially offset by a 13.1% increase in sales price.

[...]

Marketing and Selling, Distribution and Administrative Expenses

Our MSD&A increased 15.9% to CLP349,007 million in 2011, from CLP 301,086 million in 2010. As a percentage of net sales, our MSD&A remained at 36.0% in 2011. The MSD&A performance of each business segment during 2011 is described below:

Beer Chile: The MSD&A of our Chilean beer segment increased 9.0% to CLP 97,196 million in 2011, from CLP 89,203 million in 2010. The increase in MSD&A was primarily attributable to higher distribution costs of CLP 4,936 million caused by the higher cost of fuel, higher personnel costs of CLP 1,181 million, higher selling commissions of CLP 419 million, higher other third party services of CLP 409 million and higher marketing expenses of CLP 357 million. As a percentage of net sales, our MSD&A increased slightly to 31.1% in 2011 from 31.0% in 2010.

CCU Argentina: The MSD&A of our Argentine segment increased 47.7% to CLP100,413 million in 2011, from CLP 68,006 million in 2010. The increase in MSD&A was primarily due to higher distribution costs of CLP 16,561 million, higher investment in marketing of CLP 7,266 million and higher personnel expenses of CLP 2,240 million, all related to inflationary pressures, as well as higher revenue tax of CLP 2,711 million. As a percentage of net sales, our MSD&A increased to 45.5% in 2011 from 43.5% in 2010.

Non-alcoholic beverages: The MSD&A of our non-alcoholic beverage segment increased 6.6% to CLP 88,698 million in 2011, from CLP 83,172 million in 2010. This increase was primarily due to higher distribution costs of CLP 2,352 million and higher selling costs of CLP 2,832 million. As a percentage of net sales, our MSD&A for this segment decreased to 35.7% in 2011 from 37.2% in 2010, primarily as a result of the dilution of fixed expenses due to higher sale volumes.

Wine: The MSD&A of our wine segment increased 4.9% to CLP 40,242 million in 2011, from CLP 38,372 million in 2010. This increase in MSD&A was primarily related to higher sales volumes and to higher personnel costs of CLP 976 million, primarily as a result of higher commissions for our sales force. As a percentage of net sales, our MSD&A for this segment increased slightly to 29.1% in 2011 from 29.0% in 2010.

Spirits: The MSD&A of our spirits segment increased 8.5% to CLP 15,592 million in 2011, from CLP 14,368 million in 2010. This increase in MSD&A was primarily due to higher distribution costs of CLP 619 million and an increase in other expenses related to higher sales and new businesses in 2011 compared to 2010. As a percentage of net sales, our MSD&A for this segment decreased to 30.6% in 2011 from 33.2% in 2010.

3.	We note various agreements referenced throughout your document including your exclusive licensing agreements with Anheuser-Busch granting you the right to produce, market, sell and distribute Budweiser in Chile and Argentina. Also, we note similar agreements with respect to the production of Heineken beer in Chile and Argentina. Please tell us why these are not material contracts required to be filed pursuant to Instruction 4 as to Exhibits on Form 20-F. Alternatively, please file the agreements.

The Staff’s comment is duly noted. The Company believes that the various agreements referenced in its Form 20-F are not required to be filed pursuant to Instruction 4 as to Exhibits on Form 20-F because such agreements were entered into in the ordinary course of business. Further, these agreements do not come within any of the exceptions set out in Instruction 4(b) as to Exhibits on Form 20-F. The Company enters in license, production, marketing, sales and distribution agreements with a wide array of companies, as referred to in “Item 4: Information on the Company—Business Overview” of the Form 20-F, none of which represent a material portion of the Company’s business. Specifically, the Company’s current distribution agreement with Anheuser-Busch International Inc. in Chile, which we initially signed in 1996 and renewed in 2004, our license agreement with Anheuser-Busch Incorporated for Argentina, which we initially signed in 1995 and renewed in 2008, and our license agreements with Heineken Brouwerijen B.V. for Chile and Argentina, which we signed in 2003 and renewed in 2011, in each case represent no more than 8% of our total revenues in any fiscal year.

*        *        *         *        *

We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding our response. If you have any additional questions or comments regarding the responses in this letter, please contact Ricardo Reyes at 56 (2) 427-3400 or Marcelo Mottesi or Paul Denaro of Milbank, Tweed, Hadley & McCloy LLP, the Company’s U.S. counsel, at (212) 530-5602 and (212) 530-5431, respectively.

Sincerely yours,

/s/ Paul Denaro
Paul Denaro

Copy:	Ricardo Reyes, CFO, Compañía Cervecerías Unidas S.A.
Felipe Arancibia, Compañía Cervecerías Unidas S.A.
Renzo Corona, PricewaterhouseCoopers

August 28, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant

Re:	United Breweries Company, Inc.
Form 20-F for the Year Ended December 31, 2012
File No. 001-14906

Dear Ms. Jenkins:

In connection with responding to the comment letter dated August 16, 2013 from the staff of the Securities and Exchange Commission (the “Commission”) related to United Breweries Company, Inc.’s (Compañía Cervecerías Unidas S.A., or “CCU”) Form 20-F for the year ended December 31, 2012, CCU acknowledges that:

•	CCU is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CCU may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Patricio Jottar
Patricio Jottar
Chief Executive Officer
Compañía Cervecerías Unidas S.A.